                                                                     EXHIBIT 8.2


                           [Alston & Bird Letterhead]


                                January 19, 2000


Carolina First BancShares, Inc.
236 E. Main Street
Lincolnton, North Carolina 28092


         RE: Merger of Carolina First BancShares, Inc. with and into First Charter Corporation

Ladies and Gentlemen:

         We have acted as counsel to Carolina First BancShares, Inc. ("Carolina First"), in connection with the Merger as set forth in the Agreement and Plan of Merger by and between Carolina First and First Charter Corporation ("FCC") dated as of November 7, 1999 (the "Agreement"). In our capacity as counsel to Carolina First, our opinion has been requested with respect to certain of the federal income tax consequences of the Merger.

         In the Merger, Carolina First, a North Carolina corporation, will merge into FCC, also a North Carolina corporation, pursuant to North Carolina law, and each outstanding share of Carolina First Common Stock (the only class outstanding) is to be converted into 2.267 shares of FCC Common Stock. Cash will be paid in lieu of issuance of fractional shares. Shareholders are not entitled by state law to dissent to the Merger. All capitalized terms not otherwise defined herein shall have the meanings given to them in the Agreement and, unless otherwise specified, all Section references herein are to the Internal Revenue Code of 1986, as amended (the "Code").

          In giving this opinion we have reviewed, and with your permission we have relied upon, the representations and warranties contained in or the facts described in the Agreement and the Tax Certificates of Representations dated January 18, 2000 in which officers of Carolina First and officers of FCC make certain representations on behalf of Carolina First and FCC regarding the Merger (which statements we have neither investigated nor verified) ("Tax Certificates"). We also have reviewed such other documents as we have considered necessary and appropriate for the purposes of this

January 19, 2000
Page 2



opinion.

         In giving this opinion we have with your permission assumed that the statements in the Tax Certificates will be true as of the Effective Date, and that any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification. As to all matters in which a person or entity has represented that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding or agreement. We also assume that (a) the Merger will be consummated in accordance with the Agreement, (b) Carolina First's only outstanding stock (as that term is used in Section 368 of the Code) is the Carolina First Common Stock, and (c) that Carolina First has not declared or paid (and will not pay) any dividends in connection with the Merger.

         Based on the foregoing, and subject to the limitations herein, we are of the opinion that under existing law, upon consummation of the Merger in accordance with the Agreement, for federal income tax purposes:

         (1) The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code.

         (2) No gain or loss will be recognized by the shareholders of Carolina First upon the receipt of FCC Common Stock solely in exchange for their shares of Carolina First Common Stock (except with respect to cash received in lieu of a fractional share interest in FCC Common Stock).

         (3) The aggregate adjusted basis of the FCC Common Stock (including any fractional share interest to which they may be entitled) to be received by the shareholders of Carolina First will be the same as the aggregate adjusted basis of the Carolina First Common Stock surrendered in exchange therefor (reduced by an amount allocable to a fractional share interest in FCC Common Stock for which cash is received).

         (4) The holding period of the FCC Common Stock (including any fractional share interest to which the shareholder may be entitled) to be received by the shareholders of Carolina First in the Merger will include the holding period of the Carolina First Common Stock surrendered in exchange therefor, provided the Carolina First Common Stock was held as a capital asset by the shareholder of Carolina First on the date of the exchange.

         The opinion expressed herein is addressed solely to the federal income tax consequences of the Merger. We express no opinion as to the laws of any individual state

January 19, 2000
Page 3



or foreign jurisdiction. Further, our opinion is limited to the specific conclusions set forth above, and no other opinions are expressed or implied. The opinions stated with respect to shares of Carolina First Common Stock do not apply to any stock rights, warrants or options to acquire Carolina First Common Stock. The opinions stated as to Carolina First shareholders are general in nature and do not necessarily apply to any particular Carolina First shareholder, and, for example, may not apply to shareholders who are corporations, trusts, dealers in securities or those who must mark securities to market, financial institutions, insurance companies, tax exempt organizations; or to persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts), subject to the alternative minimum tax (to the extent that tax affects the tax consequences), or are subject to the "golden parachute" provisions of the Code (to the extent that tax affects the tax consequences); or to shareholders who acquired Carolina First Common Stock pursuant to employee stock options or otherwise as compensation, who do not hold their shares as capital assets, or who hold their shares as part of a "straddle" or "conversion transaction."

         This opinion represents our best legal judgment, but it is not binding on any governmental agency and is not a guarantee of result. Changes to the Code, regulations, the rulings thereunder, or changes by the courts in the interpretation of the authorities relied upon, may be applied retroactively and may affect the opinions expressed herein. Any material defect in any assumption or representation on which we have relied would adversely affect our opinions. Our opinions are limited to the tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger, including for example any issues related to intercompany transactions, accounting methods, or changes in accounting methods resulting from the Merger. This opinion is provided solely for the benefit of and use of Carolina First and Carolina First shareholders. No other party is entitled to rely on this opinion.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading "Federal Income Tax Consequences of the Merger -- Tax Consequences of the Merger Generally" in the Joint Proxy Statement/Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.



                                          Very truly yours,

                                          /s/ Alston & Bird LLP

                                          ALSTON & BIRD LLP



CW/mcs





Enclosure